Exhibit 99.12

CRO AN OIFIG UM CHLARU CUIDEACHTAI COMPANIES REGRISTRATION OFFICE B7 Variation of company capital as prescribed under Section 83(6) Companies Act 2014 (This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014) Company number 145835 CRO receipt date stamp & barcode Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes Company name in full ICON Public Limited Company Description of change note one Date effective Day Month Year Certification I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7. Signature Name in bold capitals or typescript Director Secretary note two Date Presenter details Name Address Telephone Email Dx Number/Exchange Fax number Contact person Reference number shares in capital of ICON Public Limited Company (the “Company”) were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company. Secretary Diarmaid Cunnigham 25/10/2016 ICON plc South County Business Park, Leopardstown, Dublin 18, Ireland 01 256 4529 erina.fox@iconplc.com Erina Fox 27,352 24 10 2016